

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Kirsten Spears
Chief Financial Officer
Broadcom Inc.
1320 Ridder Park Drive
San Jose, CA 95131

> **Re: Broadcom Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2021**
> **Filed December 17, 2021**
> **File No. 001-38449**

Dear Ms. Spears:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2021

General

1.  We note that you provided more expansive disclosure in your Environmental, Social & Governance Report ("ESG Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report.

Risk Factors, page 13

2.  Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

3.  Disclose any material litigation risks related to climate change and explain the potential

impact to the company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

4.      It appears you have identified climate-related projects in your ESG Report, such as projects to save energy and reduce greenhouse gas emissions.  Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects.  Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5.      We note your risk factor disclosure on page 26 regarding social and environmental responsibility regulations, policies and provisions as well as customer and investor demands.  Tell us how you considered providing disclosure regarding the indirect consequences of climate-related regulation or business trends in particular, such as the following:
   *   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   *   increased demand for goods that result in lower emissions than competing products;
   *   increased competition to develop innovative new products that result in lower emissions;
   *   increased demand for generation and transmission of energy from alternative energy sources;
   *   any anticipate reputational risk resulting from operations or products that produce material greenhouse gas emissions; and
   *   potential climate-related opportunities, such as the development of new products or services and the increased requirements for high performance and low power products.

6.      Please discuss the physical effects of climate change on your operations and results.  This disclosure may include the following:
   *   severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
   *   weather-related impacts on the cost and availability of insurance;
   *   quantification of any weather-related damages to your property or operations; and
   *   the potential for indirect weather-related impacts that have affected or may affect your major customers.
   Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

7.      We note your disclosure on page 26 regarding the costs to comply with environmental regulations.  Tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

8.    If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.  Include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for future periods as part of your response.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Erin Donahue at 202-551-6063 or Sergio Chinos at 202-551-7844 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing